U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Taunus Corporation (1)
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   (Last)                            (First)              (Middle)

31 West 52nd Street
--------------------------------------------------------------------------------
                                    (Street)

New York,                          New York                10019
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

07/03/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

AMERITRADE HOLDING CORPORATION (AMTD)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner(1)
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person(1)

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Class A Common Stock, par value          See Explanation of Responses  I(1)                 Through wholly-owned subisidiary,
$0.01 per share                          below (1)                                          National Discount Brokers Group, Inc.(1)

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

None
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) National Discount Brokers Group, Inc. ("NDB Group"), a wholly-owned subsidiary of the Taunus Corporation ("Taunus" and, together with NDB Group, the "Reporting Persons"), entered into a purchase agreement (the "Agreement") with Ameritrade Holding Corporation (the "Issuer") dated as of July 30, 2001 pursuant to which, and subject to the terms and conditions thereof, NDB Group has the right to acquire between 21,386,112 and 32,079,167 shares of the Issuer's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), representing 11.0% and 15.7%, respectively, of the shares of Class A Common Stock outstanding on such date (based on the 172,921,099 shares of Class A Common Stock represented by Issuer as being outstanding on such date). The precise number of shares of Class A Common Stock that NDB Group has the right to acquire, subject to the terms and conditions of the Agreement, depends solely on the market price for the Class A Common Stock during a designated period. Each of the Reporting Persons hereby expressly states, pursuant to Rule 16a-1(a)(4) under the Securities Exchange Act of 1934, as amended, that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 16 of such Act or otherwise, the beneficial owner of such securities. NDB Group is also making this filing with respect to the securities listed in Table I above. The principal place of business of NDB Group is 10 Exchange Place Centre, Jersey City, New Jersey 07302.

--------------------
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                       TAUNUS CORPORATION



                                       By: /s/ Douglas Barnard
                                           ------------------------
                                           Name:  Douglas Barnard
                                           Title: Managing Director and
                                                  Chief Financial Officer



                                       By: /s/ John Cipriani
                                           ------------------------
                                           Name:  John Cipriani
                                           Title: Director and
                                                  Assistant Treasurer



                                       NATIONAL DISCOUNT BROKERS GROUP,
                                         INC.

                                       By: /s/ Frank E. Lawatsch, Jr.
                                           ------------------------
                                           Name:    Frank E. Lawatsch, Jr.
                                           Title:   Managing Director,
                                           General  Counsel and Secretary